SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Air T, Inc.
(Exact name of Registrant, as specified in its charter)

Delaware	0-11720	52-1206400
(State or other jurisdiction	(Commission file number)	(I.R.S. Employer
of incorporation		Identification No.)

3524 Airport Road
Maiden, North Carolina 28650
(Address of principal executive offices, including zip code)

(828) 464-8741
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01     Conflict Minerals Disclosure and Report

Air T, Inc. (the “Company”) operates wholly owned subsidiaries in three industry segments. The overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. and CSA Air, Inc. subsidiaries, operates in the air express delivery services industry. The ground support services segment, comprised of its Global Aviation Services, LLC subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers. The ground equipment sales segment, comprised of its Global Ground Support, LLC (“GGS”) subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. An additional subsidiary of the Company, Space Age Insurance Company, a captive insurance company, insures risks of the Company and its subsidiaries that were not previously insured by the various Company insurance programs; and underwrites third-party risk through certain reinsurance arrangements. Of the Company’s subsidiaries, only GGS manufactures, or contracts for the manufacture of, any products.

GGS manufactures mobile deicing equipment with capacities ranging from 700 to 2,800 gallons, scissor-lift equipment for catering, cabin service and maintenance service of aircraft, a line of decontamination equipment, flight-line tow tractors, glycol recovery vehicles and other special purpose mobile equipment. GGS’s manufacturing activity involves the assembly of its products from vehicles, components and sub-assemblies acquired from suppliers, including certain components and sub-assemblies manufactured by third-party suppliers to unique specifications of GGS. These vehicles, components and sub-assemblies acquired from suppliers, in turn, typically include further components and sub-assemblies acquired by the Company’s direct suppliers from other suppliers. Because GGS assembles its products from vehicles, components and sub-assemblies acquired from third parties, it must rely on its direct suppliers (and they in turn rely upon their suppliers) to determine whether any of the vehicles, components and sub-assemblies included in GGS’s products include any gold or columbite-tantalite (coltan), cassiterite, wolframite or their derivatives (tantalum, tin and tungsten) (collectively, the “Subject Minerals”) and, if any of the Subject Minerals are included in any product, the source of the Subject Mineral.

Conflict Minerals Policy.

The Company and GGS support efforts to end the human suffering and environmental impact associated with the mining of the Subject Minerals in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) that directly or indirectly finance or benefit armed groups that have been identified as perpetrators of serious human rights abuses. GGS will endeavor to support its customers in meeting their legislative and regulatory requirements with respect to identifying the source of Subject Minerals. GGS suppliers are expected to ensure that the parts and products supplied to GGS are DRC conflict-free (that is, that do not contain Subject Minerals from mines in the Covered Countries that directly or indirectly finance or benefit armed groups). Suppliers are to establish policies, due diligence frameworks and management systems consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Conflict Minerals Disclosure.

To determine whether any of its products included any of the Subject Minerals and, if so, the country of origin of the Subject Minerals, GGS, at the direction of the Company, contacted its primary suppliers, a number of which are distributors and not manufacturers, requesting that the supplier confirm whether the vehicles, components and subassemblies and any other items provided by the suppler contained any Subject Minerals and, if so, whether the source of all Subject Minerals included in the products sold to GGS were from scrap or recycled material or, if the source was not from scrap or recycled materials, whether the country of origin of any such Subject Minerals was any of the Covered Countries. While GGS requested suppliers to complete the Conflict Minerals Reporting Template created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, GGS also accepted form certifications and other responses from its suppliers. GGS received responses from all of the 35 primary third-party suppliers that it had contacted.

None of the responses received by GGS from these third party suppliers indicated that, with respect to any products supplied by such supplier to GGS that contained any of the Subject Minerals, the source of such Subject Minerals was not from scrap or recycled materials and was from any of the Covered Countries. However, while a number of suppliers whose products included any Subject Minerals certified that either the source of the Subject Minerals was either scrap or recycled materials or from a country other than the Covered Countries, certain suppliers whose products included Subject Minerals, including the primary supplier of vehicles used as the platform for the bulk of GGS’s products, reported that the source of the Subject Minerals was unknown or uncertain.

The Company has filed a Conflicts Minerals Report as Exhibit 1.02 to this report (the “Conflict Minerals Report”). The Conflicts Minerals Report is also available on the Company’s website at http://www.airt.net/conflictmineralsdisclosure.html.

Item 1.02             Exhibit

The Company has filed a Conflicts Minerals Report as Exhibit 1.01 to this report.

Item 2.01             Exhibits

(d)	Exhibit 1.01 – Conflict Minerals Report of Air T, Inc. (2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     May 29, 2015

AIR T, INC.

By:	/s/ Candice L. Otey
Candice L. Otey
Vice President-Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit Number	Exhibit

1.01	Conflicts Minerals Report of Air T, Inc. (2014)

5